EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

May 14, 2008

TSX Venture Exchange: EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD ENGAGES NEW INVESTOR RELATIONS REPRESENTATIVE

Vancouver, B.C. – May 14, 2008 - Emgold Mining Corporation (TSX Venture EMR) (the “Company” or “Emgold”) is pleased to announce that, subject to TSX Venture Exchange (the “Exchange”) acceptance, it has entered into an agreement (the “Agreement”) with King James Capital Corporation (“KJC”) of Vancouver, BC, Canada to provide the Company with investor relations, marketing and financial services (the “Services”) through its representative, Jeff Stuart.  KJC replaces Michael O’Connor, who recently stepped down as Emgold’s Manager, Investor Relations to pursue other opportunities.

Pursuant to the Agreement KJC will provide the Services to Emgold for an initial period of three months.  Thereafter, at the mutual election of the parties, KJC may continue to provide the Services on a month-by month basis, subject to the right of either party to terminate the Agreement upon delivery of 30 days’ notice.  KJC will be paid a monthly fee of $5,000 plus allowable disbursements.  Additionally, KJC will receive incentive stock options, subject to Board and regulatory approvals, exercisable for up to 200,000 common shares of the Company at an exercise price of $0.20 per share.

Mr. Sargent H. Berner Co-Chairman and Co-CEO commented, “We are pleased to have Jeff Stuart from King James Capital Corporation to carry out Emgold’s investor relations and communications activities.  We expect increased investor activity in the Company once the Draft Environmental Impact Report for the Idaho-Maryland Project is issued by the City of Grass Valley this summer.  Jeff’s experience, energy, and enthusiasm will be a welcomed addition to the Company.  Pursuing a comprehensive IR outreach program with KJC at this time will benefit the Company and our shareholders.”

ABOUT KING JAMES CAPITAL CORPORATION

King James Capital Corporation is an investor relations firm that offers professional marketing, investor relations, and communications services to companies operating in the mining industry.  KJC provides an array of professional services tailored to assist mining companies in achieving the highest sustainable value for their securities, which reduces the cost of capital, facilitates acquisitions, and enhances shareholder value.

ABOUT EMGOLD

Emgold Mining Corporation is a gold exploration and emerging production-company.  Emgold is focused on the permitting, exploration and re-opening of the Idaho-Maryland Gold Mine, located in Grass Valley, California.  The Grass Valley Mining District produced 17 million ounces of gold from 1850 until 1956 at which time mines shut down due to the fixed gold price of US$35.00 per ounce and rising labour costs following World War II.  The Idaho-Maryland Gold Mine historically was the second largest underground gold mine in California and is located adjacent to the Empire/Northstar Mine which was last operated by Newmont Mining Corporation and produced 5.8 million ounces of gold.  Over its operating life, the Idaho-Maryland Gold Mine produced 2.4 million ounces of gold.  Emgold has a significant NI 43-101 compliant resource and has identified 26 large exploration targets and 216 resource blocks with significant additional exploration potential amongst a total of 754 exploration targets.  To learn more about Emgold and to read a recent Wall Street Journal article please visit www.emgold.com.

On behalf of the Board of Directors,

Sargent H. Berner

Co-Executive Chairman

For further information please contact:
Investor Relations
Tel:  (604) 646-1553  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com  or the Company's website at www.emgold.com .